UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934 (Amendment No. 2)
TheStreet.com, Inc.
(Name of Issuer)
Common Stock, par value $0.01 per share
(Title of Class of Securities)
88368Q103
(CUSIP Number)
September 10, 2010
(Date of Event Which Requires Filing of this Statement)
James J. Cramer c/o TheStreet.com, Inc. 14 Wall Street, 15th Floor New York, NY 10005
with a copy to: Hughes Hubbard & Reed LLP One Battery Park Plaza New York, NY 10004 Telephone: (212) 837-6000 Attn: Gary J. Simon
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐ .

SCHEDULE 13D
CUSIP No. 88368Q103	Page 2 of 7

1	NAME OF REPORTING PERSONS James J. Cramer S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (Intentionally Omitted)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,546,199
	8	SHARED VOTING POWER 448,333
	9	SOLE DISPOSITIVE POWER 1,546,199
	10	SHARED DISPOSITIVE POWER 448,333
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,994,532
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.3%
14		TYPE OF REPORTING PERSON* IN

SCHEDULE 13D
CUSIP No. 88368Q103	Page 3 of 7

1	NAME OF REPORTING PERSONS Cramer Partners, LLC S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (Intentionally Omitted)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 448,333
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 448,333
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 448,333
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.4%
14		TYPE OF REPORTING PERSON* OO

SCHEDULE 13D
CUSIP No. 88368Q103	Page 4 of 7

Item 1.	Security and Issuer

Item 1 is hereby amended and restated in its entirety to read as follows:

(a)	Name of Issuer:

TheStreet.com, Inc.

(b)	Address of Issuer's Principal Executive Offices:

14 Wall Street, 15th Floor
New York, NY 10004

(c)	Class of Security

Common Stock, par value $0.01 per share

Item 2.	Identity and Background

Item 2 is hereby amended and restated in its entirety as follows:

(a)	Name of Person Filing:

This statement is being filed by (i) James J. Cramer (“Mr. Cramer”) with respect to the shares of common stock, par value $0.01 per share (“Common Stock”), of the Issuer beneficially owned by him and (ii) Cramer Partners, LLC (“Partners”) with respect to the shares of Common Stock beneficially owned by it (all such beneficially-owned shares of Common Stock, the “Shares”).

Mr. Cramer disclaims beneficial ownership of the securities beneficially owned by Partners.

(b)	Address of Principal Business Office or, if none, Residence:

The principal business address of each of Mr. Cramer and Partners is:

c/o TheStreet.com, Inc.
14 Wall Street, 15th Floor
New York, NY 10004

(c)	Principal Occupation, Employment or Business:

Mr. Cramer is the Chairman of the Board of Directors of the Issuer, an employee of the Issuer and a manager of Partners.

(d)	Convictions or Civil Proceedings:

During the past five years, none of the Reporting Persons and, to the knowledge of the Reporting Persons, none of the executive officers or managers of the Reporting Persons, if applicable, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or has been a party to a civil proceeding of a judicial or

SCHEDULE 13D
CUSIP No. 88368Q103	Page 5 of 7

administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(e)	Citizenship:

Mr. Cramer is a citizen of the United States. Partners is a Delaware limited liability company.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and supplemented as follows:

Since the first amendment to the Schedule 13D, Mr. Cramer has acquired shares of Common Stock, from time to time, upon exercise of options, the vesting of restricted stock units awarded to him by the Issuer, and in other transactions.

Item 4.	Purpose of the Transaction

Item 4 is hereby amended and restated in its entirety to read as follows:

Mr. Cramer is an employee of the Issuer and has an employment agreement, dated January 1, 2008, as amended, with the Issuer. Mr. Cramer is a co-founder of the Issuer, having owned in excess of 5% of the outstanding shares of Common Stock since prior to the Issuer’s initial public offering, and has served as a director of the Issuer since May 1998 and Chairman of the Board since October 2008.  The Reporting Persons may, from time to time, and at any time, acquire additional shares of Common Stock in the open market, be awarded shares of Common Stock or securities convertible into shares of Common Stock by the Issuer or otherwise and reserve the right to dispose of any or all of such shares of Common Stock in the open market or otherwise, at any time and from time to time, and to engage in any hedging or similar transactions with respect to the shares of Common Stock.

Except as described above, the Reporting Persons have no present plans or proposals that relate to or that would result in any of the actions specified in Item 4 of Schedule 13D of the Exchange Act, but the Reporting Persons reserve the right to propose, undertake or participate in any such actions in the future.

Item 5.	Interest in Securities of the Issuer

The percentages used herein are calculated based upon the 31,660,100 shares of Common Stock issued and outstanding as of August 4, 2010, as reported on the Issuer’s Report on Form 10-Q for the period ended June 30, 2010, as filed on August 6, 2010 with the Securities and Exchange Commission.

(a)
Pursuant to Rule 13d-3 of the Exchange Act, Mr. Cramer is the beneficial owner of the 1,994,532 shares of Common Stock (representing approximately 6.3% of the outstanding Common Stock) of which he and Partners are the record owners as described below.  Of these 1,994,532 shares, 1,546,199 shares (representing approximately 4.9% of the outstanding Common Stock) are owned of record by Mr. Cramer and 448,333 shares (representing approximately 1.4% of the outstanding Common Stock) are owned of record by Partners.

SCHEDULE 13D
CUSIP No. 88368Q103	Page 6 of 7

(b)	Mr. Cramer has the sole power to vote or to direct the vote, and to dispose or to direct the disposition of, the shares of Common Stock of which he is the record owner.

Partners has the sole power to vote or to direct the vote, and to dispose or to direct the disposition of, the shares of Common Stock of which it is the record owner.

Mr. Cramer shares the power to vote or direct the vote of, and to dispose or direct the disposition of, shares of Common Stock beneficially owned by Partners by virtue of being the sole manager of Partners.

(c)	On September 10, 2010, Mr. Cramer and Partners transferred an aggregate of 1,824,225 shares of Common Stock to Karen Cramer, Mr. Cramer’s former wife, pursuant to a divorce decree.

(d)
Each of the Reporting Persons affirms that no person other than the Reporting Persons has the rights to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock owned by such Reporting Person.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Other than in connection with his employment with the Issuer, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to the Shares, including but not limited to transfer or voting of the Shares, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

SCHEDULE 13D
CUSIP No. 88368Q103	Page 7 of 7

SIGNATURES
After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated:  September 16, 2010

/s/ James J. Cramer
James J. Cramer

CRAMER PARTNERS, LLC

By:	/s/ James J. Cramer
Name: James J. Cramer
Title: Manager